SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/22/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kershner Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1825 B Kramer Lane, Suite 200
(No. and Street)

Austin (City) Texas (State) 78758 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yoav Azachi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kershner Securities, L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

JoAnn Cass
Notary Public, State of Texas
My Commission Expires:
March 27, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KERSHNER SECURITIES, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

PERIOD FROM INCEPTION (FEBRUARY 22, 2008) TO
DECEMBER 31, 2008

KERSHNER SECURITIES, L.L.C.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of
Kershner Securities, L.L.C.

We have audited the accompanying statement of financial condition of Kershner Securities, L.L.C. as of December 31, 2008 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from inception (February 22, 2008) to December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kershner Securities, L.L.C. as of December 31, 2008, and the results of its operations and its cash flows for the period from inception (February 22, 2008) to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
March 18, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

KERSHNER SECURITIES, L.L.C.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$ 227,106
Receivable from broker-dealers and clearing organizations	2,225,806
Accounts receivable-related party	353,122
	$ 2,806,034

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 260,740
Accounts payable – related party	45,063
Other accrued expenses	139,179
	444,982
Members' equity	2,361,052
	$ 2,806,034

The accompanying notes are an integral part of these financial statements.

KERSHNER SECURITIES, L.L.C.
Statement of Income
For the Period from Inception
(February 22, 2008) to December 31, 2008

Revenues:	
Commission income	$ 1,782,243
Expenses:	
Salaries and other employment costs	34,358
Commissions and clearance paid other broker	560,671
Communications	28,403
Occupancy and equipment costs	5,925
Interest Expense	323
Regulatory fees and expense	28,203
Other expenses	203,308
	861,191
Income before income taxes	921,052
Provision for income taxes	-0-
Net income	$ 921,052

The accompanying notes are an integral part of these financial statements.

KERSHNER SECURITIES, L.L.C.
Statement of Changes in Members' Equity
For the Period from Inception
(February 22, 2008) to December 31, 2008

Balance at February 22, 2008	$ -0-
Capital contribution	1,440,000
Net income	921,052
Balance at December 31, 2008	$ 2,361,052

The accompanying notes are an integral part of these financial statements.

KERSHNER SECURITIES, L.L.C.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Period from Inception
(February 22, 2008) to December 31, 2008

Balance at February 22, 2008	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2008	$	-0-

The accompanying notes are an integral part of these financial statements.

KERSHNER SECURITIES, L.L.C.
Statement of Cash Flows
For the Period from Inception
(February 22, 2008) to December 31, 2008

Cash flows from operating activities:	
Net income	$ 921,052
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivables from broker-dealers and clearing organizations	(2,225,806)
Increase in accounts receivable – related party	(353,122)
Increase in accounts payable	260,740
Increase in accounts payable – related party	45,063
Increase in other accrued expenses	139,179
Net cash provided (used) by operating activities	(1,212,894)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Capital contributions	1,440,000
Net cash provided (used) by financing activities	1,440,000
Net increase in cash	227,106
Cash at beginning of period	-0-
Cash at end of period	$ 227,106
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest	$ 323
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Kershner Securities, L.L.C. (the "Company"), was organized as a Delaware Limited Liability Company on February 22, 2008. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all ($1,782,243) of the Company's revenues are derived from commission income from a related entity.

The Company's sole member has limited personal liability for the obligation or debt of the Company. The term of the Company shall continue in full force and effect until it is dissolved and its affairs wound up in accordance with the limited liability company agreement (the "LLC Agreement").

Commission income, clearing and brokerage expenses are recorded on a trade date basis.

Although the Company does not intend to trade for its own proprietary account, any securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is liable for income taxes in certain states.

Note 1 - Summary of Significant Accounting Policies, continued

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSBA") No. FIN 48-3, "*Effective Date of FASB Interpretation No.48 for Certain Nonpublic Entities*" Which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Note 2 - Equity

The Company has one class of Membership Interest and the sole member of the Company is Kershner Trading Group, LLC. (the "Member").

The Member shall make capital contributions to the Company as it may determine from time to time. No interest shall accrue on such contributions and the Member does not have the right to withdraw, or be repaid on its contributions except as provided in the LLC Agreement.

The Company's profits and losses are allocated to the Member in accordance with its membership interest.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of approximately $1,994,930 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .22 to 1. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 in the first year of business.

Note 3 - Net Capital Requirements, continued

Capital distributions to its Member can be made under a capital distribution policy approved by the Member. Periodic distributions approved by the Member may be made to enable the Member to pay federal income taxes on Company profits, among other purposes.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Relationships and Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has an Expense Sharing Agreement ("Sharing Agreement") with its Member, Kershner Trading Group, LLC. The Sharing Agreement provides for the pro rata sharing of office space, office equipment and the expenses of certain administrative and other personnel and ancillary services. The parties have agreed to share the fees and costs as follows: (a) premises and property are allocated based on the square footage occupied by each party; (b) personnel in proportion to the allocation of time spent with each entity by such personnel; and (c) certain outside services are shared in proportion to use or incurrence of the same by each party. The Member invoices the Company for those expenses on a monthly basis. The Company incurred $41,177 of expense under this agreement for the period ending December 31, 2008, of which $41,177 was payable at December 31, 2008.

In addition the Company entered into a Technology Services Agreement ("Technology Agreement") to outsource all of its technology needs to Kershner Technology and Innovation. The Technology Agreement provides for a monthly fixed fee of $1,000.

Note 5 - Relationships and Related Party Transactions-continued

On October 31st, 2008 the Company executed an agreement to provide electronic trading services to Kershner Trading Americas ("Americas"). The trading service provides Americas with the right to use the software, equipment, telecommunications and connectivity resources of the Company to execute trades. In exchange for this service the Company charges a monthly execution and clearance fee collected daily through its clearing firm on a per share basis, any deficit is invoiced at month end. The Company earned $353,122 under this agreement for the period ending December 31, 2008, of which $353,122 was receivable at December 31, 2008.

Note 6 - Concentration Risk

At December 31, 2008 and various times during the year, the Company had cash balances in excess of federally insured limits.

Note 7 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. The Company is required to have a $100,000 deposit and maintain an additional account which shall at all times contain cash, securities or a combination of both having a market value of $900,000 with the clearing broker to assure the Company's performance under the agreement. These amounts are included with "receivables from broker-dealers and clearing organizations" on the statement of financial condition.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2008

Schedule I

KERSHNER SECURITIES, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 2,361,052
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	2,361,052
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable – related party	(353,122)
Net capital before haircuts on securities positions	2,007,930
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Excess deductible on fidelity bond coverage	(13,000)
Net capital	$ 1,994,930

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 260,740
Accounts payable – related party	45,063
Other accrued expenses	139,179
Total aggregate indebtedness	$ 444,982

Schedule I (continued)

KERSHNER SECURITIES, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12.5% of total aggregate indebtedness)	$ 55,623
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 1,894,930
Excess net capital at 1000%	$ 1,940,432
Ratio: Aggregate indebtedness to net capital	.22 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net Capital per the Company's unaudited Focus IIA	$ 1,971,574
Difference	
Decrease in accounts payable – related party	23,856
Increase in charge for excess deductible on fidelity bond	(500)
Net capital per audited report	$ 1,994,930

Schedule II

KERSHNER SECURITIES, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Goldman Sachs Execution & Clearing, L.P.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Kershner Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental information of Kershner Securities, L.L.C. (the "Company"), as of and for the period from inception (February 22, 2008) to December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
March 18, 2009